82-3470

03 NOV -6 AM 7:21

03037186

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

29th October, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Secretary
The Hyderabad Stock Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

Dear Sirs,

Unaudited Financial Results (Provisional) for the Quarter and Half-Year ended 30th September, 2003

In terms of Clause 41 of the Listing Agreement, we enclose a copy of the Unaudited Financial Results (Provisional) of the Company, alongwith a statement providing details of Segment-wise Revenue, Results and Capital Employed, for the Quarter and Half-Year ended 30th September, 2003, approved at the meeting of the Board of Directors of the Company held on 29th October, 2003.

A copy of the 'Limited Review' Report of the Auditors of the Company in respect of Quarter and Half-Year ended 30th September, 2003, is also enclosed.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

dlw 11/14

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC LIMITED

Unaudited Financial Results (Provisional) for the Quarter and Half Year ended 30th September, 2003

(Rs. in Crores)

		Quarter ended 30.09.2003	Quarter ended 30.09.2002	Half Year ended 30.09.2003	Half Year ended 30.09.2002	Twelve months ended 31.03.2003
GROSS INCOME		2925.67	2827.84	5738.34	5575.62	11194.47
NET SALES TURNOVER	(1)	1536.25	1470.30	2965.10	2878.32	5865.78
OTHER INCOME	(2)	69.83	49.31	126.88	75.28	169.59
NET INCOME (1+2)		1606.08	1519.61	3091.98	2953.60	6035.37
Less:						
TOTAL EXPENDITURE	(3)	918.15	898.02	1735.04	1737.59	3712.00
a) (Increase) / decrease in stock-in-trade		48.99	40.62	(88.75)	(16.94)	3.00
b) Consumption of raw materials, etc.		476.48	517.74	1063.14	1107.84	2245.42
c) Staff cost		91.32	86.32	185.04	167.89	346.12
d) Other expenditure		301.36	253.34	575.61	478.80	1117.46
INTEREST (Net)	(4)	3.98	8.43	9.44	16.98	29.84
DEPRECIATION	(5)	59.90	58.63	119.31	111.96	237.34
PROFIT BEFORE TAX (1+2-3-4-5)	(6)	624.05	554.53	1228.19	1087.07	2056.19
Less:						
PROVISION FOR TAXATION	(7)	196.18	174.03	403.10	362.65	684.84
NET PROFIT (6-7)	(8)	427.87	380.50	825.09	724.42	1371.35
PAID UP EQUITY SHARE CAPITAL (Ordinary shares of Rs. 10/- each)	(9)	247.52	247.51	247.52	247.51	247.51
RESERVES EXCLUDING REVALUATION RESERVES	(10)	-	-	-	-	5056.48
EARNING PER SHARE (Basic & Diluted) (Rs.)	(11)	17.29	15.37	33.33	29.27	55.41
AGGREGATE OF NON-PROMOTER SHAREHOLDING	(12)					
- NUMBER OF SHARES		247520717	247511886	247520717	247511886	247511886
- PERCENTAGE OF SHAREHOLDING		100	100	100	100	100

Notes :

(i) The above results were approved at the meeting of the Board of Directors of the Company held on 29th October, 2003.

(ii) Figures for the previous year have been re-arranged wherever necessary.

(iii) Gross Income comprises Segment Revenue and Other Income.

(iv) During the quarter, 8,831 Ordinary Shares of Rs. 10/- each were issued and allotted under the ITC Employee Stock Option Scheme. Consequently, the issued and paid up share capital of the Company stands increased to Rs. 2,47,52,07,170.

(v) During the quarter 29 Investor complaints were received, which were promptly attended to by the Company. No complaints were pending either at the beginning or at the end of the quarter.

(vi) The above is as per Clause 41 of the Listing Agreement and does not take into account the excise issues disputed by the Company.

Limited Review

The Limited Review, as required under Clause 41 of the Listing Agreement has been completed and the related Report forwarded to the Stock Exchanges. This Report does not have any impact on the above 'Results and Notes' for the Quarter and Half Year ended 30th September, 2003 which needs to be explained.

ITC LIMITED

Segment-wise Revenue, Results and Capital Employed for the Quarter and Half Year Ended 30th September, 2003

(Rs. in Crores)

	Quarter ended 30.09.2003	Quarter ended 30.09.2002	Half Year ended 30.09.2003	Half Year ended 30.09.2002	Twelve months ended 31.03.2003
1. Segment Revenue					
a) FMCG - Cigarettes	2284.28	2207.69	4575.33	4412.54	8764.00
- Others	74.89	16.20	126.55	26.72	109.20
Total FMCG	**2359.17**	**2223.89**	**4701.88**	**4439.26**	**8873.20**
b) Hotels	56.62	40.34	106.69	81.45	193.41
c) Agri Business	402.88	463.27	734.20	895.99	1658.14
d) Paperboards, Paper & Packaging	308.22	295.93	603.86	569.43	1162.86
Total	**3126.89**	**3023.43**	**6146.63**	**5986.13**	**11887.61**
Less : Inter-segment revenue	271.05	244.90	535.17	485.79	862.73
Gross sales / Income from operations	**2855.84**	**2778.53**	**5611.46**	**5500.34**	**11024.88**
2. Segment Results					
a) FMCG - Cigarettes	522.92	490.66	1058.55	988.01	1923.53
- Others	(39.88)	(27.29)	(75.80)	(47.74)	(122.44)
Total FMCG	**483.04**	**463.37**	**982.75**	**940.27**	**1801.09**
b) Hotels	1.53	(0.32)	2.39	(0.28)	10.09
c) Agri Business	43.55	43.88	67.40	79.94	84.05
d) Paperboards, Paper & Packaging	61.73	58.47	114.47	105.00	226.27
Total	**589.85**	**565.40**	**1167.01**	**1124.93**	**2121.50**
Less : i) Interest (Net)	3.98	8.43	9.44	16.98	29.84
ii) Other un-allocable expenditure net of un-allocable income	(38.18)	2.44	(70.62)	20.88	35.47
Total Profit Before Tax	**624.05**	**554.53**	**1228.19**	**1087.07**	**2056.19**
3. Capital Employed					
a) FMCG - Cigarettes *			1274.51	1516.12	1621.58
- Others			157.36	66.64	80.41
Total FMCG			**1431.87**	**1582.76**	**1701.99**
b) Hotels			966.71	870.18	943.09
c) Agri Business			316.50	361.33	410.88
d) Paperboards, Paper & Packaging			1300.95	1265.27	1260.91
Total Segment Capital Employed			**4016.03**	**4079.54**	**4316.87**

* Before considering provision of Rs. 1165 Crores (30.09.2002 - Rs. 811 Crores) in respect of disputed State taxes, the levy / collection of which has been stayed.

Notes

(1) The Company's corporate strategy aims at creating multiple drivers of growth anchored on its core competencies.The Company is currently focused on four business groups : FMCG, Hotels, Paperboards, Paper & Packaging, and Agri Business. The Company's organisational structure and governance processes are designed to support effective management of multiple businesses while retaining focus on each one of them.

(2) The business groups comprise the following :

FMCG : Cigarettes	- Cigarettes & Smoking mixtures.
: Others	- Branded Garments, Greeting Cards, Stationery & Gifts, Packaged Foods (Staples, Confectionery, Snack Foods, Ready to Eat Food)
	- Agarbattis and Matches sourced from the small scale sector.
Hotels	- Hoteliering.
Paperboards, Paper & Packaging	- Paperboards, Paper including Specialty Paper and Packaging.
Agri Business	- Agri commodities such as rice, soya, wheat, coffee and leaf tobacco.

(3) Segment results of the new business activities namely 'FMCG : Others ' largely reflect start up and business development costs.

(4) In its Hotels business, the Company has been engaged in implementing its strategic investment plans to complete the ITC Welcomgroup chain. Capital employed of Rs. 967 Crores (30.09.2002- Rs. 870 Crores) includes Rs. 835 Crores (30.09.2002 - Rs. 764 Crores) relating to the recently opened hotels at Mumbai and Kolkata as well as capital work in progress in respect of the second hotel under construction in Mumbai.

The segment results for Hotels continue to reflect the depreciation charge and the gestation cost of the newly opened hotels, the impact of the global slump in international travel which persisted till the first quarter of this year, and the holding cost in respect of Hotel Searock which has been the subject matter of a prolonged legal dispute.

(5) The Company's Agri Business markets agri commodities in the export and domestic markets; supplies agri raw materials to the Branded Packaged Foods Business and sources leaf tobacco for the Cigarettes Business.

During the half year, the Agri Business revenues / results witnessed a degrowth over the same period last year due to :

(a) transporters' strike in April 2003;

(b) significant reduction in the size of export opportunity in non basmati rice which was available last year (Rs. 344 Crores in H1 - 2002 against Rs. 75 Crores in H1 - 2003); and

(c) significant appreciation of the Rupee against the US Dollar.

(6) As at 30th September 2003, the total capital employed of the Company of Rs. 6191 Crores (30.09.2002 - Rs. 5138 Crores) included Rs. 802 Crores (30.09.2002 - Rs. 874 Crores) being legacy assets acquired by the Company as part and parcel of the schemes facilitating exit from the Financial Services and Edible Oil Businesses in 1997.

(7) Figures for the previous year have been recast to conform to current presentation.

Registered Office :
Virginia House, 37 J.L. Nehru Road,
Kolkata 700 071, India
Dated : 29th October, 2003
Place : Kolkata, India

For and on behalf of the Board

K. Vardiah — Executive Director

Chairman

A. F. FERGUSON & CO.
CHARTERED ACCOUNTANTS

APEEJAY HOUSE
5th FLOOR, BLOCK 'B'
15 PARK STREET
KOLKATA - 700 016

The Board of Directors
ITC Limited
Virginia House
37 J L Nehru Road
Kolkata 700 071.

Dear Sirs,

LIMITED REVIEW REPORT

1. We have reviewed the financial results for the quarter and half year ended 30th September 2003 (interim financial information) reported in column 3 and 5 of the accompanying Statement of "Unaudited Financial Results (Provisional) for the Quarter and Half Year ended 30th September 2003" (the Statement) of ITC Limited prepared by the company pursuant to Clause 41 of the Listing Agreement with the stock exchanges in India, which has been initialled by us for identification purposes. This Statement is the responsibility of the company's management and has been approved by the Board of Directors.

2. We conducted our limited review to obtain moderate assurance as to whether the information disclosed in column 3 and 5 of the accompanying Statement is free of material misstatement. A limited review of interim financial information consists principally of applying analytical procedures to financial data and making enquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3. Based on the limited review conducted by us as aforesaid, nothing has come to our notice that causes us to believe that the accompanying Statement prepared in accordance with Accounting Standards and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of Clause 41 of the Listing Agreement including the manner in which it is to be disclosed in respect of the results for the quarter and half year ended 30th September 2003, or that it contains any material misstatement.

For A F FERGUSON & CO.
Chartered Accountants
AK Mahindra
(A K Mahindra)
(Partner)

Kolkata: 29th October, 2003

TELEPHONE : 22298817, 22299256 • FAX : (033) 22264182 • E-MAIL : affkol@vsnl.net
BANGALORE • CHENNAI • HYDERABAD • JAMSHEDPUR • MUMBAI • NEW DELHI • PUNE • VADODARA
MIDDLE EAST : DUBAI, U.A.E., MUSCAT, OMAN

03 NOV -6 AM 7:21

ITC Limited

Registered Office
Virginia House
37 J. L. Nehru Road, Kolkata 700 071 India
Telephone : 91 33 22889371
Fax : 91 33 22882259/2260/1256

29th October, 2003

The Secretary
The Calcutta Stock Exchange
Association Ltd.
7, Lyons Range
Kolkata 700 001

The Executive Director
The Delhi Stock Exchange
Association Ltd.
DSE House
3/1, Asaf Ali Road
New Delhi 110 002

The Secretary
The Hyderabad Stock Exchange Ltd.
3-6-275, Himayatnagar
Hyderabad 500 029

The Executive Director
Madras Stock Exchange Ltd.
Exchange Building
11, Second Line Beach
Chennai 600 001

The Dy. General Manager
Corporate Relationship Dept.
The Stock Exchange, Mumbai
1st floor, New Trading Ring,
Rotunda Building, P. J. Towers
Dalal Street, Fort
Mumbai 400 001

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, 5th floor
Plot No. C/1, G Block
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051

The Executive Director
The Stock Exchange, Ahmedabad
Kamdhenu Complex
Panjarapole
Ahmedabad 380 015

The Secretary
Cochin Stock Exchange Ltd.
MES Buildings, Dr.P.K.Abdul Gafoor
Memorial Cultural Complex
36/1565, 4th floor, Judges Avenue
Kaloor
Cochin 682 017

Dear Sirs,

Unaudited Financial Results (Provisional) for the Quarter and Half-Year ended 30th September, 2003

Further to our letter dated 29th October, 2003 forwarding the Unaudited Financial Results (Provisional) of the Company for the Quarter and Half-Year ended 30th September, 2003, we now enclose a copy of the Press Release issued by the Company on the subject.

Yours faithfully,
ITC Limited

(R. K. Singhi)
Deputy Secretary

Encl. as above.

ITC Limited

cc: Securities Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-9
450 Fifth Street
Washington DC 20549
U.S.A.

cc: Societe de la Bourse de Luxembourg
11 Avenue de la Porte - Neuve
L-2227 Luxembourg.

ITC Limited
Corporate Communications
37 J. L. Nehru Road Kolkata-700 071

PRESS ANNOUNCEMENT

From : Mr SH Venkatramani
Head – Corporate Communications

Underlying Post-tax profit grows by 16.9%

ITC's post-tax profit for the Quarter ended 30th September, 2003 posted a healthy growth of 12.5% to Rs. 428 crores. Pre-tax profit also registered a growth of 12.5% to Rs.624 crores. Earnings per share for the Quarter stood at Rs. 17.29.

Underlying net turnover, after adjusting for the once-off opportunity of non-basmati rice exports last year of Rs.192 crores, grew substantially by 16.8%. Underlying Post-tax profits increased by an impressive 16.9% after excluding tax refunds and related interest income received last year.

FMCG

- Cigarettes

The Cigarettes industry continued to operate in a challenging environment. The Company's focus on world class quality and continued investment in brands enabled it to sustain its leadership position in the industry. The current quarter saw the extension of market coverage in respect of the recently launched brands viz., **Insignia**, **Wills Silk Cut** and the **Star** variants of Scissors, Capstan and Bristol.

- Others

The Company's new FMCG businesses continued to grow rapidly with the extension of existing products to target markets as well as the launch of new products/variants. As evident from the Segment Report, topline grew by nearly Rs. 60 crores in the second quarter and by Rs. 100 crores in the first half of the current year as compared to the same periods last year.

- Branded Packaged Foods

During the current quarter, the Company entered the Biscuits market with the launch of the **'Sunfeast'** range of differentiated and innovative biscuits. These products have met with encouraging response from consumers and are being progressively rolled out to target markets.

...2/-

In the confectionery segment, the **'Candyman'** range was further expanded with the launch of Eclairs and pineapple and orange flavours, in addition to the banana and mango variants. **'Minto'**, the Company's popular brand of compressed mint, now enjoys a market share of close to 40%.

The '**Aashirvaad Ready Meals**' range is fast gaining consumer acceptance as a 'value for money' convenience product. The **'Kitchens of India'** premium ready-to-eat product range was further expanded with the launch of "shahi jamun" and "khoya mutter".

- **Lifestyle Retailing**

The Company's foray into the mid-priced segment with the **'John Players'** range of menswear was further scaled up during the quarter with distribution now extending to nearly 2800 outlets. Consumer response has been encouraging and the brand is being rolled out rapidly to establish national presence.

The **'Club Life'** and **'Classic'** range for the party wear and work wear segments respectively are steadily growing in popularity, significantly enhancing the premium image of the **'Wills Lifestyle'** portfolio.

- **Greeting Cards & Gifts**

The Greeting Cards business continued to make impressive progress with current market share estimated at 20%. Market coverage of the **'Expressions Paperkraft'** range of stationery products and the **'Classmates'** range of notebooks in the school stationery segment was further extended during the quarter. The business is gearing up to achieve national presence in the ensuing months to tap the full potential of the stationery segment.

- **Safety Matches**

'Mangaldeep', **'Delite'**, and **'i-kno'** have become synonymous with value-addition in an industry where movement up the value chain has not been witnessed in a long time.

'AIM' has become the single largest brand in the country within just one year of launch.

ITC continues to extend technical and management support to small-scale vendors to help them achieve superior product quality.

Hotels

Segment revenues at Rs. 57 crores grew by slightly more than 40% over the same period last year on the back of improved occupancies and room realisations following the recent upturn in the industry. However, segment results were impacted due to depreciation and other gestation costs in respect of the recently opened hotel 'ITC Sonar Bangla' at Kolkata.

...3/-

Construction of the Company's second hotel in Mumbai, ITC Grand Central, is progressing satisfactorily.

Paperboards and Specialty Paper

Spurred by the Company's investments in pulp manufacturing, poly-extrusion and supercalendering facilities, sales of value-added products continued to grow. They now constitute nearly 50% of the total paperboard sales. The Company's Elemental Chlorine Free (ECF) pulp mill is the only one of its kind in the country, meeting world-class environmental standards. While ECF pulp-based board has internationally been the preferred packaging option, with increasing awareness of hygiene and safety among Indian consumers, industries like foods and pharmaceuticals in the country are increasingly switching to the Company's ECF pulp-based paperboard.

Agri business

The Company continues to focus on building a robust IT-backed rural distribution infrastructure in support of its FMCG growth strategy. The e-choupal network was further ramped up to nearly 2600 installations, reaching out to more than 1.5 million farmers in close to 13000 villages in the states of Madhya Pradesh, Uttar Pradesh, Maharashtra, Karnataka and Andhra Pradesh.

Agribusiness revenues grew by 33% after adjusting for the once-off opportunity of non-basmati rice exports last year. Despite difficult trading conditions coupled with the continuing oversupply situation in the global leaf tobacco industry, the strengthening Indian Rupee and the steep currency devaluation in competing countries, the Company's leaf tobacco exports grew in volume terms by 15%.

The Board of Directors, at its meeting held in Kolkata on 29th October 2003, approved the financial results for the quarter ended 30th September 2003, which are enclosed.

Shivenkataramani

29th October, 2003